Exhibit 99.26

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

(Unaudited)

(Expressed in millions of U.S. dollars)

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION	2
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	5
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	6
1. CORPORATION INFORMATION	6
2. BASIS OF PREPARATION	6
3. MATERIAL ACCOUNTING POLICY INFORMATION	6
4. INVENTORY	7
5. PREPAID EXPENSES AND OTHER CURRENT ASSETS	7
6. PROPERTY, PLANT AND EQUIPMENT	8
7. DEBT	8
8. LEASE-RELATED OBLIGATIONS	9
9. METAL SALES	10
10. SHARE-BASED PAYMENTS	11
11. OTHER EXPENSES	12
12. DERIVATIVE CONTRACTS	13
13. EARNINGS PER SHARE	15
14. SUPPLEMENTAL CASH FLOW INFORMATION	16
15. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	16
16. COMMITMENTS	17
17. ACQUISITION OF REYNA SILVER CORP	17
18. ACQUISITION OF PRIME MINING CORP	18

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Millions of U.S. dollars	Note	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		$103.0	$110.2
Derivative contracts	12	7.4	—
Value-added tax receivables		50.8	69.8
Trade receivables		21.5	14.7
Inventory	4	189.6	150.1
Prepaid expenses and other current assets	5	18.6	18.9

		390.9	363.7
Non-current assets:
Value-added tax receivables		1.2	1.1
Other non-current assets	8	11.7	18.7
Deferred income tax assets		113.8	84.5
Property, plant and equipment	6	1,830.4	1,671.8

Total assets		$2,348.0	$2,139.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		$147.9	$169.9
Income taxes payable		57.0	143.5
Lease-related obligations	8	28.5	29.2
Derivative contracts	12	—	3.5

		233.4	346.1
Non-current liabilities:
Other non-current liabilities	10	10.1	13.2
Debt	7	227.2	62.9
Lease-related obligations	8	70.4	49.1
Decommissioning liabilities		49.7	37.6

Total liabilities		$590.8	$508.9

Shareholders’ equity:
Share capital		$1,037.5	$1,033.3
Contributed surplus		24.1	24.2
Other reserves		(56.6)	(56.6)
Retained earnings		752.2	630.0

		$1,757.2	$1,630.9

Total liabilities and shareholders’ equity		$2,348.0	$2,139.8

Commitments (Note 16)

Subsequent event (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

Millions of U.S. dollars, except per share amounts	Note	Three Months Ended		Six Months Ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue
Metal sales	9	$253.9	$270.3	$423.9	$506.8
Cost of sales
Production costs		115.1	113.0	171.3	213.8
Royalties		8.6	7.5	14.6	14.4
Depreciation and amortization		28.9	45.8	60.8	95.5

Earnings from mine operations		$101.3	$104.0	$177.2	$183.1
General and administrative expenses	10	14.0	8.1	30.4	20.4
Exploration and evaluation expenses		6.9	2.9	12.3	4.1
Other expenses	11	—	2.1	—	3.3

		$20.9	$13.1	$42.7	$27.8

Derivative (gain) loss, net	12	(5.1)	10.1	(7.9)	26.3
Finance costs (income), net		5.2	(1.0)	7.8	(2.7)
Foreign exchange loss		0.3	3.4	1.1	3.4

		$0.4	$12.5	$1.0	$27.0

Income before income taxes		$80.0	$78.4	$133.5	$128.3
Current income tax expense		34.6	25.1	40.6	51.3
Deferred income tax (recovery) expense		(37.8)	51.4	(29.3)	32.0

Net income and comprehensive income		$83.2	$1.9	$122.2	$45.0

Earnings per share
Basic	13	$0.97	$0.02	$1.42	$0.52
Diluted	13	$0.95	$0.02	$1.40	$0.52
Weighted average number of common shares outstanding
Basic	13	86,205,585	85,984,756	86,165,940	85,967,157
Diluted	13	87,548,439	86,888,359	87,466,086	86,664,299

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(unaudited)

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2024	85,885,453	$1,032.1	$24.2	$(56.6)	$495.4	$1,495.1
Redemption of restricted share units	15,090	0.2	—	—	—	0.2
Redemption of EPSUs and ERSUs	84,213	0.9	—	—	—	0.9
Net income	—	—	—	—	45.0	45.0

Balance, June 30, 2024	85,984,756	$1,033.2	$24.2	$(56.6)	$540.4	$1,541.2

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units	2,333	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs	199,080	4.0	—	—	—	4.0
Net income	—	—	—	—	122.2	122.2

Balance, June 30, 2025	86,206,362	$1,037.5	$24.1	$(56.6)	$752.2	$1,757.2

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Millions of U.S. dollars	Note	Three Months Ended		Six Months Ended
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating activities:
Net income for the period		$83.2	$1.9	$122.2	$45.0
Adjustments for:
Share-based compensation expense	10	1.8	1.6	4.1	3.9
Cash settlement of share-based compensation		(1.3)	—	(9.1)	(1.0)
Loss on remeasurement of share-based payments	10	6.2	0.8	13.8	5.0
Depreciation and amortization		28.9	45.9	60.9	95.7
Derivative contracts	12	(3.8)	(5.4)	(10.9)	6.2
Unrealized foreign exchange loss		2.4	2.5	1.7	1.9
Finance costs (income), net		5.2	(1.0)	7.8	(2.7)
Interest received		1.4	2.0	2.9	4.6
Income tax (recovery) expense		(3.2)	76.5	11.3	83.3
Tax credit applicable to production costs		(0.3)	(2.1)	(0.3)	(2.8)
Income taxes paid		(25.2)	(10.2)	(126.8)	(54.1)

Net cash generated from operating activities before changes in non-cash operating working capital		$95.3	$112.5	$77.6	$185.0
Changes in non-cash operating working capital	14	$(27.5)	(15.1)	(19.7)	(7.8)

Net cash generated from operating activities		$67.8	$97.4	$57.9	$177.2

Investing activities:
Additions to property, plant and equipment		(100.8)	(155.5)	(224.3)	(281.6)
Borrowing costs capitalized to property, plant and equipment		(1.0)	(1.9)	(1.7)	(2.8)
Value-added tax receivables, net		6.3	3.0	13.9	(7.3)
Purchase of publicly traded securities	17	(0.8)	—	(0.8)	—

Net cash used in investing activities		$(96.3)	$(154.4)	$(212.9)	$(291.7)

Financing activities:
Repayment on Debt Facility	7	—	—	(25.0)	—
Proceeds from Debt Facility	7	35.0	55.0	190.0	55.0
Lease payments		(3.9)	(1.8)	(7.3)	(3.2)
Other borrowing costs paid		(5.9)	(0.5)	(9.3)	(1.0)
Transaction costs for Debt Facility	7	(1.0)	—	(1.0)	—

Net cash generated from financing activities		$24.2	$52.7	$147.4	$50.8

Effect of foreign exchange rate changes on cash and cash equivalents		$0.8	$(0.2)	$0.4	$(0.4)

Net decrease in cash and cash equivalents		$(3.5)	$(4.5)	$(7.2)	$(64.1)
Cash and cash equivalents, beginning of period		$106.5	$113.2	$110.2	$172.8

Cash and cash equivalents, end of period		$103.0	$108.7	$103.0	$108.7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 1. CORPORATION INFORMATION

Torex Gold Resources Inc. (the “Company” or “Torex”) is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure.

The Company is a corporation governed by the Business Corporations Act (Ontario). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXG. Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2.

These unaudited condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company as at and for the three and six months ended June 30, 2025 include the accounts of the Company and its subsidiaries.

NOTE 2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by IFRS Accounting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2024.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 5, 2025.

NOTE 3. MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024.

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements as at and for the year ended December 31, 2024.

Accounting Pronouncements

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

6 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 4. INVENTORY

	June 30, 2025	December 31, 2024
Ore stockpiled	$96.9	$76.4
In-circuit	7.3	12.5
Finished goods	12.5	6.3
Materials and supplies	72.9	54.9

	$189.6	$150.1

The amount of depreciation included in inventory as at June 30, 2025 was $56.2 (December 31, 2024 - $55.5). As at June 30, 2025, materials and supplies are shown net of a provision of $5.2 (December 31, 2024 - $4.1). For the six months ended June 30, 2025, $1.1 was recorded as a provision for materials and supplies (six months ended June 30, 2024 - $nil). The Company has a secured debt facility (the “Debt Facility”) (Note 7) that is secured by all the assets, including inventory, of the Company and its material subsidiaries.

The Company transferred $11.1 of ore stockpiled from construction in progress to inventory on May 1, 2025 upon Media Luna entering the production stage.

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30, 2025	December 31, 2024
Prepayments	16.0	16.9
Other current assets	2.6	2.0

	$18.6	$18.9

7 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

	Mexico			Canada	Total
	Mineral Property	Property & Equipment	Construction in Progress	Property & Equipment
Net book value as at December 31, 2024	$52.9	$329.4	$1,288.6	$0.9	$1,671.8
Additions	6.3	65.5	151.7	—	223.5
Transfers	138.3	1,186.6	(1,336.0)	—	(11.1)
Closure and rehabilitation	—	11.0	—	—	11.0
Depreciation	(3.9)	(60.7)	—	(0.1)	(64.7)
Disposals	—	(0.1)	—	—	(0.1)

Net book value as at June 30, 2025	$193.6	$1,531.7	$104.3	$0.8	$1,830.4

For the six months ended June 30, 2025, property, plant and equipment additions included $1.8 of capitalized borrowing costs (year ended December 31, 2024 - $8.7). As at June 30, 2025, property, plant and equipment included, net of accumulated depreciation, $16.7 of capitalized borrowing costs (December 31, 2024 - $15.3) and $17.0 related to the decommissioning liabilities for the Morelos Complex (December 31, 2024 - $6.9). Mineral property included, net of accumulated depreciation, $nil of capitalized deferred stripping costs (December 31, 2024 - $0.7), which included $nil of capitalized depreciation of property and equipment (December 31, 2024 - $0.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 8) of $19.6 as at June 30, 2025 for leases of light vehicles, plant equipment, office space and a solar plant (December 31, 2024 - $4.0). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9, Financial Instruments (“IFRS 9”), lease assets (Note 8) of $66.7 as at June 30, 2025 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2024 - $56.2).

Effective May 1, 2025, Media Luna entered the production stage. As a result, the Company transferred the following amounts from construction in progress: $11.1 to inventory, $138.3 to mineral property and $1,186.6 to property and equipment.

NOTE 7. DEBT

	June 30, 2025	December 31, 2024
Debt:
Debt Facility	$227.2	$62.9

Non-current portion of debt, net of deferred finance charges	$227.2	$62.9

Debt Facility

On June 25, 2025, the Company and its Mexican subsidiary (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “SARCA” or “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 to $350.0. The Debt Facility includes an accordion feature for an additional $200.0 (prior to June 25, 2025 - $150.0) in available capacity at the discretion of the Lenders.

As at June 30, 2025, the Company had borrowings of $230.0 on the Debt Facility and had utilized $13.9 for letters of credit, reducing the available credit of the Debt Facility to $106.1 (December 31, 2024 - $65.0, $13.7 and $221.3, respectively). During the three and six months ended June 30, 2025, the Company drew $35.0 and

8 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

$165.0, net, respectively, on the Debt Facility (three and six months ended June 30, 2024 - $55.0 and $55.0, respectively).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s Responsible Gold Mining Principles.

The $350.0 Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at June 30, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at June 30, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

NOTE 8. LEASE-RELATED OBLIGATIONS

The Company leases several assets including light vehicles, plant equipment, mining equipment, including the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations, office space and a solar plant.

For the three and six months ended June 30, 2025, the total cash outflows for leases including principal and interest amounted to $6.1 and $11.0, respectively (three and six months ended June 30, 2024 - $3.2 and $5.5, respectively).

The following table shows the lease-related obligations as at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Lease obligations	$87.5	$60.3
Lease-related promissory notes	11.4	18.0

	$98.9	$78.3
Less: Current portion of lease-related obligations	28.5	29.2

Non-current portion of lease-related obligations	$70.4	$49.1

9 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $11.4 remain outstanding as at June 30, 2025 (December 31, 2024 - $18.0). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at June 30, 2025, a corresponding $11.4 asset has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2024 - $18.0).

As at June 30, 2025, lease obligations include $67.4 of leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2024 - $56.9). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position (Note 6).

NOTE 9. METAL SALES

Disaggregated Revenue Information

The disaggregated revenue information in respect of the three and six months ended June 30, 2025 and 2024 is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Gold	$210.9	$264.9	$378.6	$496.2
Silver	9.6	1.6	10.7	3.1
Copper	31.9	4.1	33.1	7.8
Treatment, refining and other cost deductions	(1.2)	—	(1.2)	—
Provisional price adjustments	2.7	(0.3)	2.7	(0.3)

	$253.9	$270.3	$423.9	$506.8

10 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

As at June 30, 2025, the Company had copper concentrate sales awaiting final pricing as follows:

Metal in Copper Concentrate	Unit	Sales Awaiting Final Pricing (Units as at)		Average Price ($/Unit) Six Months Ended[1]
		June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Gold	Ounces	24,571	—	$3,325.17	$—
Silver	Ounces	280,092	—	35.01	—
Copper	Pounds	7,228,359	—	4.52	—

1.	Average prices exclude treatment, refining and other cost deductions.

The aggregate fair value of provisionally priced copper concentrate within trade receivables at June 30, 2025 was $7.8 (December 31, 2024 - $nil).

NOTE 10. SHARE-BASED PAYMENTS

The Company has three share-based compensation plans: the Stock Option Plan (the “SO Plan”), the Restricted Share Unit Plan (the “RSU Plan”) and the Employee Share Unit Plan (the “ESU Plan”).

The ESU Plan allows for the issuance of Employee Restricted Share Units (“ERSUs”) and Employee Performance Share Units (“EPSUs”) to employees of the Company.

The following is a summary of the amounts of share-based compensation expense recognized during the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Restricted Share Units	$—	$—	$0.7	$0.8
ERSUs	0.6	0.6	1.2	1.2
EPSUs	1.2	1.0	2.2	1.9

	$1.8	$1.6	$4.1	$3.9

Loss on remeasurement	6.2	0.8	13.8	5.0

Share-based compensation expense	$8.0	$2.4	$17.9	$8.9

Stock Option Plan

During the six months ended June 30, 2025, 13,126 common shares were issued from the exercise of 24,707 stock options (“Options”) (six months ended June 30, 2024 - nil). As at June 30, 2025, nil Options were outstanding and exercisable under the SO Plan (December 31, 2024 - 24,707). The SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

The weighted average share price at the date of exercise of Options exercised during the six months ended June 30, 2025 was C$37.46 (six months ended June 30, 2024 - C$nil). All Options exercised were exercised under the SO Plan’s cashless exercise option (six months ended June 30, 2024 - nil).

11 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Restricted Share Unit (“RSU”) and ESU Plans

The following is a summary of the number of RSUs outstanding under the RSU Plan, and ERSUs and EPSUs outstanding under the ESU Plan as at June 30, 2025 and December 31, 2024 and the fair value as at June 30, 2025 and December 31, 2024:

	Number Outstanding		Fair Value
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
RSUs	171,150	178,718	$5.6	$3.5
ERSUs	420,638	521,854	8.5	7.3
EPSUs	728,939	792,409	18.5	16.4

	1,320,727	1,492,981	$32.6	$27.2

The current portion of the fair value of the RSUs, ERSUs and EPSUs was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Condensed Consolidated Interim Statements of Financial Position.

Restricted Share Units

During the six months ended June 30, 2025, 36,771 RSUs were granted, and 44,339 RSUs were redeemed.

As at June 30, 2025, 171,150 RSUs were redeemable (December 31, 2024 - 178,718).

Employee Restricted Share Units

During the six months ended June 30, 2025, 103,585 ERSUs were granted, which will vest in three approximately equal instalments in January 2026, 2027 and 2028 and have an estimated weighted average fair value at the grant date of C$28.55 per ERSU; 198,325 ERSUs were settled; and 6,476 ERSUs were forfeited.

As at June 30, 2025, 6,100 ERSUs were redeemable (December 31, 2024 - nil).

Employee Performance Share Units

During the six months ended June 30, 2025, 155,377 EPSUs were granted, which will vest in January 2028 and have an estimated weighted average fair value at the grant date of C$38.54 per EPSU; 194,488 EPSUs vested as a result of the performance factor adjustment upon vesting of the 2022 EPSUs; 401,867 EPSUs were settled; and 11,468 EPSUs were forfeited.

As at June 30, 2025, nil EPSUs were redeemable (December 31, 2024 - nil).

NOTE 11. OTHER EXPENSES

For the three and six months ended June 30, 2025, other expenses was $nil and $nil, respectively (three and six months ended June 30, 2024 - $2.1 and $3.3, respectively, comprised of expenditures related to an upgrade and consolidation of the Company’s enterprise resource planning system and training expenditures related to Media Luna).

12 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 12. DERIVATIVE CONTRACTS

The following table shows the fair value of derivative contracts and their classification in the Condensed Consolidated Interim Statements of Financial Position as at June 30, 2025 and December 31, 2024:

	Classification	Fair Value as at June 30, 2025	Fair Value as at December 31, 2024
Gold contracts	Current assets	$2.6	$—
Currency contracts	Current assets	4.8	—

Total derivative assets		$7.4	$—

Currency contracts	Current liabilities	$—	$3.5

Total derivative liabilities		$—	$3.5

Gold Contracts

In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce (year ended December 31, 2024 - nil).

As at June 30, 2025, the outstanding gold put options had a strike price of $2,500 per ounce to sell 85,500 ounces of gold between July 2025 and December 2025 (December 31, 2024 - nil).

The table below provides a summary of the gold put options outstanding as at June 30, 2025:

	Gold Ounces	Average Strike Price per Ounce	Notional Value	Fair Value as at June 30, 2025
Current assets	85,500	$2,500	$213.8	$2.6

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the three and six months ended June 30, 2025, the Company did not enter into any additional foreign exchange zero-cost collars (year ended December 31, 2024 - the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between July 2024 and December 2025 for a total notional value of $123.7, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1).

As at June 30, 2025, the outstanding MXN/USD foreign exchange collar contracts had a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1 to settle a notional value of $50.0 between July 2025 and December 2025 (December 31, 2024 - weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1 to settle a notional value of $100.0 between January 2025 and December 2025).

13 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at June 30, 2025:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at June 30, 2025
Less than 1 year	19.70	21.63	$50.0	$2.3

Foreign Exchange Forwards

During the three and six months ended June 30, 2025, the Company did not enter into any additional foreign exchange forward contracts (year ended December 31, 2024 - the Company entered into foreign exchange forward contracts to purchase 924.3 million MXN for $44.0 between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1).

As at June 30, 2025, the outstanding MXN/USD foreign exchange forward contracts had a weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase 462.2 million MXN for $22.0 between July 2025 and December 2025 (December 31, 2024 - weighted average MXN/USD foreign exchange rate of 21.01:1 to purchase 924.3 million MXN for $44.0 between January 2025 and December 2025).

The table below provides a summary of the foreign exchange forward contracts outstanding by maturity as at June 30, 2025:

	Average Foreign Exchange Rate (MXN/USD)	Notional Value	Fair Value as at June 30, 2025
Less than 1 year	21.01	$22.0	$2.5

Derivatives arising from gold forward contracts and foreign exchange collar and forward contracts are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts are recognized as a derivative (gain) loss, net in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

The following table shows the (gains) losses on derivative contracts during the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Unrealized loss (gain) on gold contracts	$0.2	$(7.0)	$—	$4.4
Unrealized (gain) loss on currency contracts	(5.2)	1.6	(8.2)	1.8
Realized loss on gold contracts	1.3	16.0	2.1	21.4
Realized gain on currency contracts	(1.4)	(0.5)	(1.8)	(1.3)

	$(5.1)	$10.1	$(7.9)	$26.3

14 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 13. EARNINGS PER SHARE

Earnings per share was calculated using the weighted average number of common shares outstanding for the three and six months ended June 30, 2025 and 2024 as follows:

		Three Months Ended		Six Months Ended
	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income		$83.2	$1.9	$122.2	$45.0
Gain on remeasurement of share-based payments	10	—	—	—	—

Net income, net of gain on remeasurement of share-based payments		$83.2	$1.9	$122.2	$45.0

Basic weighted average shares outstanding		86,205,585	85,984,756	86,165,940	85,967,157
Weighted average shares dilution adjustments:
Options		—	3,531	5,835	686
RSUs		204,652	179,253	192,539	153,613
ERSUs		311,160	294,234	302,359	237,794
EPSUs		827,042	426,585	799,413	305,049

Diluted weighted average shares outstanding		87,548,439	86,888,359	87,466,086	86,664,299

Earnings per share
Basic		$0.97	$0.02	$1.42	$0.52
Diluted		$0.95	$0.02	$1.40	$0.52

The following is a summary for the three and six months ended June 30, 2025 and 2024 of the Options, RSUs, ERSUs and EPSUs excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Options	—	—	—	—
RSUs	—	—	—	—
ERSUs	251	4,086	251	4,086
EPSUs	355	13,654	355	614,949

	606	17,740	606	619,035

15 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 14. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-Cash Operating Working Capital

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Trade receivables	$(19.8)	$(9.4)	$(6.8)	$(0.6)
Value-added tax receivables, net	3.6	3.5	8.0	(1.2)
Inventory	(17.9)	(2.2)	(27.6)	(6.2)
Prepaid expenses and other current assets	1.9	0.8	1.4	(0.4)
Accounts payable and accrued liabilities	4.7	(7.8)	5.3	0.6

Changes in non-cash operating working capital	$(27.5)	$(15.1)	$(19.7)	$(7.8)

NOTE 15. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, publicly traded securities, accounts payable and accrued liabilities, derivative contracts, debt and lease-related obligations. Other than the derivative contracts, publicly traded securities and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Condensed Consolidated Interim Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

In June 2025, the Company acquired common shares and purchase warrants of Reyna Silver Corp. (“Reyna Silver”) (Note 17). The publicly traded securities are recorded at fair value and revalued through income at the end of each reporting period. The common shares are recorded at fair value using the quoted market price as at period end, and are therefore classified as Level 1 within the fair value hierarchy. The warrants are recorded at fair value using a Black-Scholes option pricing model not using observable inputs and are therefore classified as Level 3 within the fair value hierarchy.

The carrying amount of debt is presented net of unamortized deferred finance charges. The fair value of the Company’s debt is determined by using a discounted cash flow approach, whereby future cash flows associated with the debt were discounted at a rate that equates to the risk-free rate plus an unobservable credit spread; therefore, the debt is classified within Level 3 of the fair value hierarchy. As at June 30, 2025, the fair value of the Company’s debt approximates its carrying value (excluding unamortized deferred finance charges), as the current interest rate and credit spread adjustment are relatively unchanged.

There were no amounts transferred between levels of the fair value hierarchy during the three and six months ended June 30, 2025 and the year ended December 31, 2024.

16 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 16. COMMITMENTS

Purchase Commitments

As at June 30, 2025, the total purchase commitments for the operations at the Morelos Complex are as follows:

	As at June 30, 2025
	Less than 1 year	1-3 years	4-5 years	Greater than 5 years	Total
Operating commitments[1]	$303.6	$184.6	$29.9	$—	$518.1
Capital commitments[1,2]	60.5	2.6	0.1	0.1	63.3
	$364.1	$187.2	$30.0	$0.1	$581.4

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
2.	As at June 30, 2025, capital commitments due within 1 year includes $26.0 for the acquisition of Reyna Silver expected to close in August 2025 (Note 17).

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at June 30, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at June 30, 2025 is $87.6 relating to the power purchase agreement.

Morelos Complex Royalties

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the six months ended June 30, 2025, the Company paid $10.9 for the 2.5% royalty relating to the fourth quarter of 2024 and the first quarter of 2025 (six months ended June 30, 2024 - $13.1 relating to the fourth quarter of 2023 and the first quarter of 2024). As at June 30, 2025, the Company accrued $6.4 for the 2.5% royalty relating to the second quarter of 2025 (December 31, 2024 - $6.8 relating to the fourth quarter of 2024).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS. In March 2025, the Company paid $39.4 in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 for 2023). As at June 30, 2025, the Company accrued $13.9 and $3.9 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026, respectively (December 31, 2024 - $34.5 and $5.1 accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025, respectively).

NOTE 17. ACQUISITION OF REYNA SILVER CORP.

On June 22, 2025, the Company entered into a definitive agreement (the “Reyna Silver Arrangement Agreement”) with Reyna Silver to acquire all of the issued and outstanding common shares (“Reyna Shares”) of Reyna Silver (other than Reyna Shares held by Torex) pursuant to a court-approved plan of arrangement for an all-cash consideration of approximately $26.0 (C$36.0 million) based on an offer price of C$0.13 per Reyna Share (the “Reyna Silver Transaction”).

17 Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2025

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The Reyna Silver Transaction will be completed pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of at least 66 2/3% of the votes cast by shareholders of Reyna Silver at a special meeting expected to be held on August 11, 2025. In addition to Reyna Silver shareholder approval, the Reyna Silver Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions.

In connection with the Reyna Silver Transaction, on June 27, 2025, the Company purchased 11,578,947 units (“Units”) of Reyna Silver for a total investment of $0.8 (C$1.1 million) in a non-brokered private placement. Each Unit is comprised of one Reyna Share and one common share purchase warrant (a “Purchaser Warrant”). Each Purchaser Warrant is exercisable to acquire one Reyna Share at an exercise price of C$0.13 per Purchaser Warrant for a period of one year.

The Reyna Shares held by the Company are classified as fair value through profit and loss (“FVTPL”) and are recorded at fair value using the quoted market price as at period end, and are therefore classified as Level 1 within the fair value hierarchy. The Purchaser Warrants in Reyna Silver held by the Company are classified as FVTPL and are recorded at fair value using a Black-Scholes option pricing model not using observable inputs and are therefore classified as Level 3 within the fair value hierarchy.

As at June 30, 2025, the Reyna Shares and Purchaser Warrants held in Reyna Silver of $1.1 were recorded in prepaid expenses and other current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2024 – $nil).

During the three and six months ended June 30, 2025, an unrealized gain of $0.3 and $0.3, respectively (three and six months ended June 30, 2024 – $nil and $nil, respectively), was recorded due to the change in the fair value of the Reyna Shares and Purchaser Warrants.

NOTE 18. ACQUISITION OF PRIME MINING CORP.

On July 28, 2025, the Company announced that it entered into a definitive agreement (the “Prime Mining Arrangement Agreement”) with Prime Mining Corp. (“Prime Mining”) to acquire all of the issued and outstanding common shares of Prime Mining (the “Prime Mining Shares”) pursuant to a court-approved plan of arrangement (the “Prime Mining Transaction”).

Prime Mining shareholders will receive 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining Share held (the “Exchange Ratio”). The Exchange Ratio represents a price of C$2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025 and implies an equity value for Prime Mining of approximately $327.0 (C$449.0 million).

The Prime Mining Transaction will be completed pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of Prime Mining securityholders at a special meeting expected to be held in September 2025. In addition to Prime Mining securityholder approval, the Prime Mining Transaction is subject to applicable regulatory approvals (including approvals of the TSX and clearance under Mexican antitrust laws) and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Prime Mining Transaction is expected to close in the second half of 2025.

18 Torex Gold Resources Inc. | TSX: TXG